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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

INCO LIMITED
(Name of Subject Company (Issuer))

(Amendment No. 20)

TECK COMINCO LIMITED
(Names of Filing Persons (Offerors))

COMMON SHARES
(Title of Class of Securities)

453258402
(CUSIP Number of Class of Securities)

Peter Rozee
Teck Cominco Limited
Suite 600, 200 Burrard Street
Vancouver, British Columbia, Canada
V6C 3L9
(604) 687-1117

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with copies to:

Geofrey Myers Lang Michener LLP BCE Place, P.O. Box 747 Suite 2500, 181 Bay Street Toronto, Ontario, Canada M5J 2T7 (416) 360-8600	Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**

$17,332,527,912.84	$1,854,581

*
Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) $76.26, which is the average of the high and low sale prices of Inco Limited ("Inco") common shares as reported on the New York Stock Exchange on July 28, 2006, and (ii) 227,282,034, which is the estimated number of outstanding Inco common shares as of June 30, 2006 assuming full conversion of all outstanding exercisable options, warrants, and convertible debentures for Inco common shares, other than any Inco common shares owned directly or indirectly by Teck Cominco Limited ("Teck") and its affiliates (except for the Inco common shares owned by Teck that have been pledged as security for Teck's obligations under the 3% Exchangeable Debentures due September 3, 2021 issued by Teck).

**
The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

(A) Amount Previously Paid:	$764,419.00
Filing Party:	Teck Cominco Limited
Form or Registration No.:	Form F-10
Date Filed:	May 23, 2006
(B) Amount Previously Paid:	$681,214.00
Filing Party:	Teck Cominco Limited
Form or Registration No.:	Schedule TO
Date Filed:	May 23, 2006
(C) Amount Previously Paid:	$230,450.00
Filing Party:	Teck Cominco Limited
Form or Registration No.:	Form F-10
Date Filed:	August 3, 2006
☐
Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

☐
ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

☐
GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

☐
AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

☐
Check the box if the filing is a final amendment reporting the results of the tender offer.

        This Amendment No. 20 amends and supplements the tender offer statement on Schedule TO (as amended, the "Schedule TO") filed with the U.S. Securities and Exchange Commission on May 23, 2006 by Teck Cominco Limited, a corporation existing under the laws of Canada ("Teck").

        The Schedule TO relates to the offer (the "Offer") by Teck to purchase, on and subject to the terms and conditions of the Offer and Circular dated May 23, 2006 (as amended, the "Offer and Circular"), as amended hereby, all of the outstanding common shares of Inco Limited, a corporation existing under the laws of Canada ("Inco"), together with associated rights (the "Rights") issued and outstanding under the shareholder rights plan of Inco (together, the "Inco Shares"), other than any Inco Shares owned, directly or indirectly, by Teck and its affiliates on any date upon which Teck takes up or acquires Inco Shares pursuant to the Offer, and including any Inco Shares that may become issued and outstanding after the date of the Offer but prior to midnight (Toronto time) on August 16, 2006 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time accelerating or extending the period during which Inco Shares may be deposited to the Offer (the "Expiry Date") (provided that, if such day is not a business day, then the Expiry Date will be the next business day), upon the conversion, exchange or exercise of any securities of Inco (other than the Rights) that are convertible into or exchangeable or exercisable for Inco Shares, for a combination of, at the election of each holder, (a) Cdn. $82.50 in cash or (b) 1.1293 Teck Class B subordinate voting shares and Cdn. $0.05 in cash for each Inco common share, subject, in each case, to pro ration.

        The Offer is subject to the terms and conditions set forth in the Offer and Circular dated May 23, 2006 and the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO, as amended by the Notice of Variation and Extension, dated July 24, 2006, filed as Exhibit (a)(1)(vii) to the Schedule TO (the "First Variation"), the Notice of Variation and Extension, dated August 3, 2006, filed as Exhibit (a)(1)(viii) to the Schedule TO (the "Second Variation") and the revised Letter of Transmittal, filed as Exhibit (a)(1)(ix) to the Schedule TO.

        As permitted by General Instruction F to Schedule TO, the information set forth in the entire Second Variation, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to all items of information required to be included in, or covered by, this Schedule TO and is supplemented by the information specifically provided herein.

        Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer and Circular, as amended by the First Variation and Second Variation.

Item 4 Terms of the Transaction

        By delivery of the Second Variation to the Depositary, Teck formally amended the Offer in order to, among other things (i) increase the price offered to the shareholders of Inco from, at the election of each holder of Inco Shares, (a) $78.50 in cash or (b) 0.9776 of a Teck Class B subordinate voting share and $0.05 in cash for each Inco Share, subject in each case to pro ration, to, at the election of each holder of Inco Shares, (a) $82.50 in cash, or (b) 1.1293 Teck Class B subordinate voting shares and $0.05 in cash for each Inco Share, subject in each case to pro ration; and (ii) extend the Offer to midnight (Toronto Time) on August 16, 2006.

Item 12.	Exhibits.
Item 12 of the Schedule TO is amended and supplemented by adding the following:
(a)(1)(viii)	Notice of Variation and Extension dated August 3, 2006.
(a)(1)(ix)	Revised Letter of Transmittal.
(a)(1)(x)	Revised Notice of Guaranteed Delivery.
(a)(1)(xi)	Letter to Shareholders.
(b)(2)	Second Amended and Restated Binding Commitment Letter dated July 30, 2006.

2

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECK COMINCO LIMITED
By:	/s/ PETER ROZEE Name: Peter Rozee Title: Senior Vice President, Commercial Affairs

Dated: August 3, 2006

3

INDEX TO EXHIBITS

Exhibit Number
(a)(1)(viii)	Notice of Variation and Extension dated August 3, 2006.
(a)(1)(ix)	Revised Letter of Transmittal.
(a)(1)(x)	Revised Notice of Guaranteed Delivery.
(a)(1)(xi)	Letter to Shareholders.
(b)(2)	Second Amended and Restated Binding Commitment Letter dated July 30, 2006.

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SIGNATURES
INDEX TO EXHIBITS